Exhibit (a)(1)(R)

Subject:	Completion of Option Exchange Program

The election period for the option exchange program expired on Friday, September 8, 2006 at 12:00 midnight, Eastern Time. Pursuant to the exchange program, Mercury accepted for exchange options to purchase an aggregate of 1,889,886 shares of our common stock, representing approximately 89% of the shares subject to all options that were eligible for exchange as of that date. Subject to the terms and conditions of the exchange program, on September 11, 2006 we granted replacement awards for an aggregate of approximately 472,485 restricted stock rights in exchange for such tendered options.

Eligible associates who participated in the exchange program and who are domiciled in the United States, the United Kingdom or Japan are receiving restricted stock awards in exchange for their tendered options, and eligible associates who participated in the exchange program who are domiciled in France and Germany are receiving deferred stock awards in exchange for their tendered options.

You do not need to return your existing stock option agreements with respect to options that were tendered and accepted as they will be automatically cancelled upon the granting of your replacement award.

Replacement awards are subject to the terms of our 2005 Stock Incentive Plan and an award agreement between you and Mercury. Beginning shortly and continuing over the next several weeks, we will be sending you a replacement award package containing, among other information, your award agreement, which you will be required to sign and return to us in accordance with the instructions that will be provided.

Please send your questions by email to MCSStockOptionExchange@mc.com.